March 25, 2019

Melvin Pereira
Chief Executive Officer
MESO NUMISMATICS, INC.
3265 Johnson Avenue
Suite 213
Riverdale, NY 10463

       Re: MESO NUMISMATICS, INC.
           Amendment No. 1 to Form 10-12G
           Filed March 14, 2019
           File No. 000-56010

Dear Mr. Pereira:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10

Financial Statements for the Nine Months Ended September 30, 2018 and 2017
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. You state in your response to comment 9 that you removed the references to licensing agreements, contracts to perform pilot studies and warranties; however, references to these items continue to be presented on pages 19 and F-8. Since your response indicates you do not have any licensing agreements, contracts to perform pilot studies, or warranties, please remove the references to these items from your filing.
 Melvin Pereira
FirstName LastNameMelvin Pereira
MESO NUMISMATICS, INC.
Comapany2019
March 25, NameMESO NUMISMATICS, INC.
Page 2
March 25, 2019 Page 2
FirstName LastName
Going Concern, page F-11

2. You project that you will need $750,000 to fund basic operations for the next twelve months. Please revise your disclosures here, and in liquidity and capital resources on page
         14, to briefly identify the types of cash expenditures and relative amount needed that comprise the $750,000. For example, if this primarily relates to anticipated rent and salary expenses, you should clearly state as such. If this amount includes costs for items other than "basic operations", please clarify this in your disclosure.

Financial Statements for the Years Ended December 31, 2017 and 2016 Report of Independent Registered Public Accounting Firm, page F-25

3.       We note the revision made to the audit report in response to comment
11. As previously
         requested, please have your auditors revise their reference to the "2018 consolidated financial statements" in the paragraph describing the restatement of the 2017 financial statements. Specifically, the reference should be to the "2017 consolidated financial statements."
Note 2   Summary of Significant Accounting Polices
Business Combinations, page F-35

4. We have reviewed your responses and the revisions made to address comments 5, 6 and
         12. Please tell us why you believe Pure Hospitality Solutions, Inc. and Meso
         Numismatics, Corp. first came under common control on June 30, 2017. As part of your response, please tell us the significant shareholders of Meso Numismatics and their relative ownership as of November 16, 2016, the date of the Merger Agreement filed as
         Exhibit 2.1 to your Form 10, and if different as of June 29, 2017. Additionally, clearly explain to us how the relative ownership changed on June 30, 2017 to result in Mr. Pereira obtaining control of Meso Numismatics on June 30, 2017. We may have further comment.
 Melvin Pereira
MESO NUMISMATICS, INC.
March 25, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson,
Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Assistant Director, at
(202) 551-3264 with any other questions.



FirstName LastNameMelvin Pereira                          Sincerely,
Comapany NameMESO NUMISMATICS, INC.
                                                          Division of
Corporation Finance
March 25, 2019 Page 3                                     Office of Consumer
Products
FirstName LastName